UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

BIOVAIL CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

09067K106

(CUSIP Number)

EUGENE MELNYK
BIOVAIL CORPORATION
7150 MISSISSAUGA ROAD
MISSISSAUGA, ONTARIO L5N 8M5
CANADA
(905) 286-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09067K106 13D

1.	Names of Reporting Persons Eugene Melnyk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,615,300

	8.	Shared Voting Power 190,496

	9.	Sole Dispositive Power 18,615,300

	10.	Shared Dispositive Power 190,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,805,796 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

                This Amendment No. 24 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, and Amendment No. 23 relating to the event date of December 22, 2006 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”).  Except as amended by this Amendment No. 24, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND

                This Amendment is being filed by Mr. Eugene Melnyk.  Effective June 30, 2007, Mr. Melnyk retired from his positions as a director and Chairman of the Company.  Mr. Melnyk continues to serve as President and as a director of Biovail Laboratories International SRL (“BLS”), a subsidiary of the Company, and as a director of BLS’s parent, Biovail Holdings International SRL.  Mr. Melnyk has also provided occassional consulting services to the Company.  The filing of this Amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities reported on herein except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

                (i)            As of February 4, 2008, Mr. Melnyk beneficially owned 18,805,796 shares of Common Stock, consisting of 17,860,000 shares owned by EM Holdings B.V., a Netherlands company that is wholly owned by a company wholly owned by Mr. Melnyk (“EM Holdings”), 60,000 shares owned directly by Mr. Melnyk, 95,100 shares held by the Eugene Melnyk Registered

Retirement Savings Plan, 190,496 shares owned by Laura Melnyk (Mr. Melnyk’s wife), and 600,200 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk.  These holdings constitute in the aggregate approximately 11.6% of the shares of Common Stock outstanding.  Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.

                (ii)           During 2004 and 2005, Mr. Melnyk settled four trusts, known as STAR Trusts, in the Cayman Islands.  These STAR Trusts are the Breakwater, Edgewater, South Point and Highwater STAR Trusts (collectively, the “STAR Trusts”).  Mr. Melnyk had previously settled four other trusts in the Cayman Islands.  The assets of those prior trusts (consisting principally of shares of Common Stock) were transferred to the STAR Trusts (through holding companies owned by them) in 2004 and 2005.  The STAR Trusts are governed and administered by institutional trustees that are wholly independent of Mr. Melnyk.

                (iii)          As of February 4, 2008, the STAR Trusts, through holding companies owned by them, owned shares of Common Stock in the following amounts:   2,294,940 shares owned by the holding company for the Edgewater STAR Trust; 3,495,841 shares owned by the holding company for the Breakwater STAR Trust; and 3,617,451 shares owned by the holding companies for the South Point STAR Trust (net of options to acquire 300,000 shares of Common Stock, which expired on January 18, 2008).  Mr. Melnyk discloses the ownership of these shares by the STAR Trusts in this Amendment to satisfy the filing obligation that would exist if he were deemed to beneficially own the shares of Common Stock owned by the STAR Trusts under Section 13(d) of the Act.   However, Mr. Melnyk disclaims that he is the beneficial owner of any shares of Common Stock owned by the STAR Trusts.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Mr. Melnyk that he is or was a beneficial owner of, or exercises or exercised voting or investment power or control or direction over, any of those shares, or an admission that disclosure by Mr. Melnyk of any shares of Common Stock owned by the STAR Trusts or by the predecessor trusts is or was required under the Act.

                (iv)          The shareholding information of the STAR Trusts set forth herein is based entirely on information obtained by Mr. Melnyk after due inquiry of the trustees of each of the STAR Trusts, or others.  With respect to such information, Mr. Melnyk has made all appropriate inquiries as he deemed necessary to ensure that the information is accurate and complete; however, Mr. Melnyk has prepared and filed this Amendment strictly in reliance on the information provided and therefore is unable to, and expressly does not, guarantee the accuracy or completeness of the STAR Trusts’ shareholding information set out in this Amendment.

                (v)           In the aggregate, the shares of Common Stock described in subparagraphs (i) and (iii) above constitute approximately 17.5% of the Common Stock outstanding as of February 4, 2008.

                Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:

                On December 22, 2007, options to acquire 301,300 shares of Common Stock (at an exercise price of $36.00 per share) granted to Mr. Melnyk pursuant to incentive plans of the Company expired in accordance with their terms.  In addition, options to acquire 75,000 shares of Common Stock that were granted to Mr. Melnyk pursuant to incentive plans of the Company will vest on March 1, 2008, and thus became exercisable within 60 days as of January 1, 2008.  These options have an exercise price of $17.00 per share and expire on March 15, 2010.  Except as described in this paragraph, Mr. Melnyk did not affect any transactions in the Common Stock in the past 60 days.  Certain options granted to Mr. Melnyk expired in accordance with their terms after the filing of Amendment No. 23 but prior to 60 days preceding the date of this Amendment.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008

/s/ Eugene Melnyk
Eugene Melnyk